EXHIBIT B
(TRANSLATION)

ACCORD AND SATISFACTION AGREEMENT
Son Asset Management Godo Kaisha (“SAM”) and EZER Inc. (“EZER”) hereby agree as follows.
ARTICLE 1. (CONFIRMATION OF EZER CORPORATE BOND HELD BY SAM)
SAM and EZER confirm and agree as of the date hereof that SAM is the holder of that certain EZER Series One Corporate Bond (the “Corporate Bond”) issued by EZER to SAM on December 22, 2006, having the following terms:

Total Amount Outstanding:	Yen 9,930,000,000
Interest Rate:	14.5% per annum (non-compounding, subject to per diem calculation on the basis of 365 days a year, with amounts of less than one yen rounded down)
Redemption Date:	November 20, 2007
ARTICLE 2. (ACCORD AND SATISFACTION AND PAYMENT OF INTEREST)
(1)
EZER shall transfer to SAM in satisfaction of its obligations pursuant to the Corporate Bond (the “Accord and Satisfaction”) 3,640,619 shares of common stock of Gravity Co., Ltd. (the “Shares”) held by EZER on the later to occur of the Redemption Date of the Corporate Bond and the date on which the Korean Fair Trade Commission approves such transfer (the “Closing Date”).

(2)	On the Closing Date, EZER shall deliver to SAM the share certificate (the “Share Certificate”) representing the Shares.

(3)
As a result of the Satisfaction and Accord, EZER’s obligations pursuant to the Corporate Bond shall be extinguished in an amount which is the lesser of (i) 3,640,619 (the number of transferred shares) multiplied by the United States NASDAQ National Market closing price (indicated as the price of one forth of one share) of Gravity Co., Ltd. common stock on the day prior to the Closing Date, multiplied by four, and further multiplied by the yen/dollar middle rate (TTM) exchange rate reported by Mizuho Corporate Bank, Ltd. (the “Shares Value Amount”) or (ii) the sum of the outstanding principal amount, accrued interest, early redemption fees, and delinquent charges (if any) on the Corporate Bond (the “Outstanding Corporate Bond Amount”). If the Shares Value Amount is less than the Outstanding Corporate Bond Amount, the difference shall be applied in satisfaction of the Outstanding Corporate Bond Amount in the following order: (i) delinquent charges, (ii) accrued interest, (iii) early redemption fees, and (iv) outstanding principal amount.

(4)	In the event that the Shares Value Amount exceeds the Outstanding Corporate Bond Amount, SAM shall return to EZER the difference between such amounts in cash.

(5)
In the event the Outstanding Corporate Bond Amount exceeds the Shares Value Amount, EZER shall continue to owe SAM any remaining payment obligations under the Corporate Bond, and EZER shall pay delinquent charges in the amount of 14.5% per annum (subject to per diem calculation on the basis of 365 days a year) on such outstanding amounts until such amounts shall have been repaid in full.

ARTICLE 3. (REPRESENTATIONS AND WARRANTIES)
EZER hereby represents and warrants to SAM as of the date hereof that the following are true and accurate:
(1)
EZER has good and valid title to the Shares, and is listed as a shareholder in the shareholder register of Gravity Co., Ltd. The Shares are free and clear of any lien, pledge, charge or any other restriction of any kind, and EZER has not entered into any agreement with a third party that would restrict this Accord and Satisfaction. The applicable laws and the articles of incorporation, bylaws and other internal regulations of Gravity Co., Ltd. do not contain any provisions that would restrict this Accord and Satisfaction, and, when the Shares have been registered in the name of SAM, SAM shall acquire, and shall be able to exercise on the Closing Date, all its rights as shareholder without any encumbrances.

(2)	The Share Certificate has been legally and validly issued and constitutes a legal and valid representation of the Shares.

(3)	Gravity Co., Ltd. is a stock corporation legally organized and validly existing under the laws of Korea.

(4)
There are no judgments, decrees, rulings or settlements (either court-based or out-of-court) that would result in the acquisition or loss of any shareholder rights with respect to the Shares, and there are no proceedings or other legal or administrative procedures pending or threatened with the courts or any administrative body with regard to these Shares.

(5)
There are no applications by third parties pending or threatened for injunctions, enforcement proceedings or auction or other proceedings, or any preliminary injunctions or dispositions for failure to pay taxes or other duties pending or threatened.

(6)
There are no litigation proceedings, injunctive proceedings, foreclosure proceedings, settlements, arbitration or any other judicial or administrative proceedings pending or threatened against or with respect to EZER that may adversely affect EZER’s entry into this Agreement or the performance of EZER’s obligations under this Agreement.

(7)
There are no litigation, arbitration, mediation or administrative proceedings pending or threatened relating to, and having a material adverse effect on, the financial conditions and operations of EZER or its entering into or performance under this Agreement.

(8)
The transfer of the Shares and the legal requirements and other procedures relating to such transfer shall not constitute concealment or a gratuitous transfer or other fraudulent transfer (“Fraudulent Transfer”), and EZER has no intent to conduct, or knowledge of, any Fraudulent Transfer, or any other illegal intent.

(9)
EZER is not currently insolvent and should not be rendered insolvent as a result of entering into this Agreement or performing its obligations hereunder. No bankruptcy or dissolution proceedings have commenced with respect to EZER.

ARTICLE 4. (TERMINATION AND INDEMNIFICATION)
(1)	SAM may terminate this Agreement at any time without notice if EZER breaches any representations or warranties under the preceding Article or any of its obligations under this Agreement.

(2)
In the event EZER breaches any representations or warranties under the preceding Article or any of its obligations under this Agreement, EZER shall indemnify and hold SAM harmless against any losses incurred by SAM as a result thereof, whether or not SAM exercises its right to terminate this Agreement.

ARTICLE 5. (EXPENSES)
Unless otherwise agreed, each party to this Agreement shall bear their own expenses with regard to the execution and drafting of, and performance under, this Agreement.
ARTICLE 6. (EXCLUSIVE JURISDICTION)
The parties hereto shall submit to the initial exclusive jurisdiction of the Tokyo District Court regarding any and all disputes under this Agreement.

ARTICLE 7. GOOD FAITH DISCUSSIONS
Any matters not set forth in this Agreement shall be decided by mutual good faith discussions between EZER and SAM in accordance with the spirit of this Agreement.
IN WITNESS WHEREOF, SAM and EZER have caused this Agreement to be signed and sealed in duplicate and each party shall retain one copy.
October 19, 2007

Son Asset Management Godo Kaisha:	Masayoshi Son
Representative Partner
18F Shiodome Sumitomo Bldg.
1-9-2 Higashi Shinbashi
Minato-ku, Tokyo
(Seal)

EZER Inc.:	Yoo Il Young
Representative Director
4-20-19 Minami-Aoyama
Minato-ku, Tokyo
(Seal)